Lang Michener LLP
Lawyers - Patent & Trade Mark Agents

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 58069-9

Web site: www.lmls.com

Direct Line: (604) 893-2319
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E-Mail: pbotz@lmls.com

October 2, 2008

AMG Oil Ltd.
#1407 – 1050 Burrard Street
Vancouver, BC V6Z 2S3

Attention: Mr. Michael Hart, President

Dear Sirs:

Proposed Continuation (the “Continuation”) of AMG Oil Ltd. (“AMG”) from Nevada to Canada

You have requested our opinion whether the shareholders of AMG will incur liability for Canadian federal income tax under the Income Tax Act (Canada) (the “Tax Act”) in the course and as a consequence of the Continuation.

Facts, Statements, Assumptions and Limitations

Factual particulars relevant to our analysis and opinion are described especially under the headings “Continuation Proposal”, “Dissenters’ Rights”, “Comparative Rights of Stockholders”, “Accounting Treatment”, “Directors, Executive Officers, Promoters and Control Persons”, “Description of Capital Stock” and “Financial Statements” in a Form S-4/A (the “Form S-4”) filed on behalf of AMG with the Securities and Exchange Commission initially on May 8th, 2008, and as subsequently amended. Our opinion expressed herein assumes the truth and accuracy of each fact, statement and assumption, and is subject to each restriction, set out under the headings referenced above, and those referenced in the Form S-4 under “Material Canadian Income Tax Consequences”. For clarity, we are not assuming the accuracy of the description of the principal Canadian federal income tax consequences under the Tax Act which are summarized in the Form S-4 under “Material Canadian Income Tax Consequences”.

In considering this matter we have reviewed such provisions of the Tax Act and the judicial authorities interpreting those provisions as we have considered necessary, and have reviewed the published administrative statements and policies and assessing practices of the Canada Revenue Agency. We have also taken into account all proposals to amend the Tax Act publicly announced by the Minister of Finance of Canada, to the date hereof. We have assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no change to any other relevant law or administrative practice, although no assurances can be given in these respects.

Opinion

Based on the foregoing, it is our opinion that shareholders of AMG should not incur liability for Canadian federal income tax under the Tax Act in the course and as a consequence of the Continuation.

As noted above, our opinion is to an extent based on our understanding of the published statements, policies and assessing practices of the Canada Revenue Agency (which are not law). It is possible that the Canada Revenue Agency may take a different approach and may treat shareholders as having disposed of their shares as a consequence of the Continuation, in which event shareholders may have resultant gain or loss for purposes of the Tax Act. While no tax ruling has been sought or obtained in this regard, we consider this risk to be remote.

Our opinion is provided solely for your use and that of your shareholders, and may not be disclosed to or relied on by any other person without our prior written consent.

We consent to the reproduction of this opinion letter as an exhibit to the Amendment No. 3 to the registration statement on Form S-4 of AMG Oil Ltd. (SEC File No. 333-149574) and to the reference in the registration statement to our opinion letter.

Yours truly,

/s/ Peter Borz

Peter Botz
for LANG MICHENER LLP

PBO/CWM